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SEC
Mail Processing
Section

MAR 0 2 2012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Rd, Ste 122-D
(No. and Street)

Columbus OH 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd, Columbus OH 43220
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd E. Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol City Securities, LLC, as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARIAL SEAL STATE OF OHIO

PETER A. SUSZKIW
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Hamilton County
My Comm. Exp. 2/16/14

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

HHH CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Capital City Securities, LLC (a limited liability corporation) as of December 31, 2011 and 2010 and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA

February 1, 2012

CAPITAL CITY SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

ASSETS		2011		2010
Cash	$	6,733	$	24,011
Deposit with clearing organization		50,000		50,000
Fees receivable		15,208		20,571
Receivable from broker-dealers and clearing organization		31,444		30,877
Accounts receivable - other		5,733		6,961
Prepaid expenses		3,790		-
Other assets		2,352		2,058
Total current assets		115,260		134,478
Long-term assets		-		-
	$	115,260	$	134,478
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	38,622	$	8,547
Commissions payable		46,970		65,088
Related party payable		2,415		32,400
Other liabilities		1,184		232
Total current liabilities		89,191		106,267
Long-term debt		-		-
Total liabilities		89,191		106,267
Members' equity:				
Contributed capital		205,000		190,000
Retained earnings		(178,931)		(161,789)
Total members' equity		26,069		28,211
	$	115,260	$	134,478

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues:		
Commissions	$ 778,962	$ 693,326
Other income	47	90
Total revenues	779,009	693,416
Expenses:		
Commissions	539,683	522,340
Clearing house charges	103,140	82,689
Professional fees	94,975	66,918
Wages	25,423	27,950
Office rent	13,675	15,032
Insurance	8,406	13,740
Telephone	2,468	2,291
Licenses, dues and subscriptions	2,450	12,565
Maintenance and repair	1,469	5,516
Printing and postage	1,297	1,756
Office expenses	1,105	1,201
Other	2,060	2,435
Total expenses	796,151	754,433
Net income (loss)	$ (17,142)	$ (61,017)

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMEBERS' EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Contributed Capital:		
Balance at beginning of year	$ 190,000	$ 190,000
Contributed capital	15,000	-
Balance at end of year	205,000	190,000
Retained Earnings:		
Balance at beginning of year	(161,789)	(100,772)
Net income (loss)	(17,142)	(61,017)
Distributions	-	-
Balance at end of year	(178,931)	(161,789)
Total members' equity	$ 26,069	$ 28,211

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

		2011		2010
Cash flows from operating activities:				
Net income (loss)	$	(17,142)	$	(61,017)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
(Increase) decrease in:				
Fees receivable		5,363		(5,834)
Receivable from broker-dealers and clearing organization		(567)		(10,417)
Accounts receivable - other		1,228		6,409
Prepaid expenses		(3,790)		7,926
Other assets		(294)		(1,792)
Increase (decrease) in:				
Accounts payable		30,075		46
Commissions payable		(18,118)		25,241
Related party payable		(29,985)		32,400
Other accrued liabilities		952		(161)
Total adjustments		(15,136)		53,818
Net cash used in operating activities		(32,278)		(7,199)
Cash flows from investing activities		-		-
Cash flows from financing activities:				
Capital contributions		15,000		-
Net cash provided by financing activities		15,000		-
Net decrease in cash		(17,278)		(7,199)
Cash at beginning of year		24,011		31,210
Cash at end of year	$	6,733	$	24,011
Supplemental disclosures:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2011, the Company is licensed in 16 states and one territory, including Arizona, California, Colorado, Florida, Illinois, Iowa, Massachusetts, Michigan, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin.

B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2011. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1- Summary of Significant Accounting Policies- (Continued)

E. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $154 and $146 in 2011 and 2010, respectively.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2011, $5,949 or $5,000. At December 31, 2011 the Company's net capital as defined by SEC Rule 15c3-1 was $8,242 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

Note 6 – Reclassification

Certain accounts on the prior year report have been reclassified to agree with the current year presentation.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2011, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2011

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 26,069
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		26,069
Non-allowable assets:		
Accounts receivable – other	$ 5,733	
Prepaid expenses	3,790	
Other assets	2,352	11,875
Net capital before haircuts on securities positions		14,194
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	3	3
Total net capital		$ 14,191

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 32,635
Adjustments	(18,444)
Net capital per audited financial statements	$ 14,191

Note: The decrease in net capital, $18,444, is principally due to an increase in accounts payable.

Board of Directors
Capital City Securities, LLC

In planning and performing our audit of the financial statements of Capital City Securities, LLC for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 1, 2012

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Capital City Securities, LLC, for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period December 31 2010 to December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms in all material respects. This report relates only to the schedule referred to above and does not extend to any financial statements of Capital City Securities, LLC, taken as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

February 23, 2012

CAPITAL CITY SECURITIES, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2011

	Payment Date	Payee	Amount
1st Half	July 27, 2011	SIPC	$ 308
2nd Half	February 22, 2012	SIPC	300
			$ 608